

January 27, 2015

Mr. Walter G. Borst
Chief Financial Officer
Navistar International Corporation
2701 Navistar Drive
Lisle, IL 60532

   Re: **Navistar International Corporation**
          Form 10-K for the Year Ended October 31, 2104
          Filed December 16, 2014
          File No. 001-09618

Dear Mr. Borst:

   We have reviewed your filing and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure.

   Please respond to this letter within ten business days by providing the requested
information, or by advising us when you will provide the requested response. If you do not
believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may
have additional comments.

Form 10-K for the Year Ended October 31, 2014

Note 1. Summary of Significant Accounting Policies
2014 Out-Of-Period Adjustments, page 78

  1. We note your disclosure indicating that included in the results of operations for the year
     ended October 31, 2014, are out-of-period adjustments, which represent corrections of
     prior-period errors. Although you state that the correction of prior-period errors for the
     year ended October 31, 2014 was not material to the current period and any of the prior
     periods, you indicate that included in the corrections, were significant prior-period errors
     related to product warranties which resulted in a $36 million increase, primarily to the
     warranty liability and a corresponding increase primarily in costs of products sold. As
     these corrections include significant prior-period errors, please explain to us in detail the
     nature, facts and circumstances surrounding each of the amount(s) involved and the
     period(s) to which the adjustment(s) relate, before any significant amounts are netted or
     offsetting each other. Also, we note that your disclosure in Note 22 indicates that you
     recorded a $30 million correction of prior-period errors in the third quarter of 2014 and a
     $25 million correction of prior-period errors in the fourth quarter of 2014. Please

reconcile these amounts to the $36 million total error correction disclosed in Note 1. Additionally, in light of your material weakness and errors in prior period accruals discovered during 2014, please tell us why you believe your warranty accrual at October 31, 2014, which has decreased significantly from fiscal 2013, is adequate.

Note 15. Commitments and Contingencies
Legal Proceedings
Profit Sharing Disputes, page 131

2. In light of the materiality of the damages sought in the Profit Sharing Disputes, in addition to injunctive relief and reimbursement of attorneys' fees and costs, please provide us with an update on this dispute, and tell us whether you expect there to be any material impact to your financial statements.

Note 22. Selected Quarterly Financial Data, page 159

3. We note that during the third and fourth quarters of 2014, you recognized a benefit for adjustments to pre-existing warranties of $59 million and $35 million, respectively. In light of your history of recording significant expense adjustments to pre-existing warranties, please explain to us why you believe these benefits for adjustments to pre-existing warranties are appropriately recorded in each of these periods.   As part of your response, please explain to us how these amounts were determined or calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief